

December 7, 2010

James L. Fox
Rock of Ages Corporation
560 Graniteville Road
Graniteville, VT 05654

> **Re:** **Rock of Ages Corporation**
> **Schedule 13E-3**
> **Filed on December 1, 2010**
> **File No. 005-51813**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on December 1, 2010**
> **File No. 000-29464**

Dear Mr. Fox:

We have reviewed your response letter dated December 1, 2010, and the above-referenced filings, and have the following comments. Where prior comments are referenced, they refer to our letter dated November 24, 2010.

Schedule 13E-3

1. As noted in your response to prior comment 8, you have redacted information from certain exhibits filed with the amended Schedule 13E-3. Please file a confidential treatment request for the redacted information. For guidance, refer to Division of Corporation Finance Staff Legal Bulletin No. 1A, available on our website. In the alternative, file the exhibits without redaction. If you choose to file a confidential treatment request, please allow additional time for Staff review.

Schedule 14A

Opinion of the Financial Advisor to the Special Committee, page 44

2. We reissue prior comment 20 with respect to the language in the second sentence of the third paragraph stating that "the opinion and the financial analyses underlying the opinion are not susceptible to being summarized."

James L. Fox
Rock of Ages Corporation
December 7, 2010
Page 2

Other Factors and Comparative Analysis, page 52

3.   We reissue prior comment 29; the revised language still suggests that there are other factors Covington considered that you have not discussed.

Conclusion, page 52

4.   We reissue prior comment 31 with respect to the last sentence of the first paragraph on page 53.

        If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Perry Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Evan S. Jacobson
                                        Attorney-Advisor
                                        Office of Mergers & Acquisitions

cc: Via Facsimile (603) 625-5650
        Michael B. Tule, Esq.
        McLane, Graf, Raulerson & Middleton PA